SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No.2)1

                  STARTEC GLOBAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                    Common Stock -- par value $.01 per share
                         (Title of Class of Securities)

                                   85569E103
                                 (CUSIP Number)

                             Sean P. McGuinness, Esq.
                     Swidler Berlin Shereff Friedman, LLP
          3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                                202-424-7500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 15, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                      --------------------------
CUSIP No.   85569E103                               Page 2  of 7    Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON:          Gold & Appel Transfer, S.A.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
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                            7      SOLE VOTING POWER
                                   927,750 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        927,750 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.66% (based on the information contained in the Issuer's Annual
             Report of Form 10-K filed with the Commission on March 27, 2000)
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
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

                                  SCHEDULE 13D

-----------------------------                      --------------------------
CUSIP No.   85569E103                              Page 3 of 7   Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON:          Walt Anderson
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------
4       SOURCE OF FUNDS          WC
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]
-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
-----------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   11,600 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    939,350 Shares of Common Stock
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        939,350 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.76% (based on the information contained in the Issuer's Annual
        Report on Form 10-K filed with the Commission on March 27, 2000)
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   IN
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This Amendment No. 2 ("Amendment No. 1") to Schedule 13D filed by Gold & Appel
Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and
Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.01 per share
(the "Common Shares"), of Startec Global Communications Corporation, a
Maryland corporation (the "Issuer") amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr.
Anderson, as joint filers, on August 4, 1999 (the "Statement"), as amended by Amendment No. 1 thereto filed with the SEC on August 12, 1999 ("Amendment No. 1"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      Between February 1, 2000 and March 15, 2000, Gold & Appel sold a total of 99,800 Common Shares on the NASDAQ National Market as set forth below:

     Date of        Number of     Sale Price
     Sale           Shares        Per Share

   03/01/00          1,000        28.75000
   03/01/00         11,000        28.50000
   03/01/00          2,000        28.87500
   03/01/00          2,000        29.00000
   03/01/00          3,000        28.78125
   03/02/00            300        28.68750
   03/02/00          9,000        27.00000
   03/02/00            700        28.75000
   03/03/00          5,000        26.50000
   03/03/00          5,000        28.12500
   03/07/00          3,100        25.50000
   03/07/00          1,900        25.62500
   03/07/00            100        25.68750
   03/08/00            700        26.62500
   03/08/00         10,000        26.00000
   03/08/00          5,000        26.25000
   03/09/00          2,000        27.50000
   03/10/00          8,000        27.31250
   03/10/00          5,000        28.00000
   03/13/00          5,000        27.50000
   03/13/00          4,000        27.87500
   03/13/00          1,000        28.18750
   03/14/00          2,000        28.00000
   03/14/00          3,000        27.87500
   03/15/00          5,000        27.50000
   03/15/00          5,000        27.62500


TOTAL               99,800

     In addition, between February 24, 2000 and March 1, 2000, Mr. Anderson sold a total of 25,900 Common Shares on the NASDAQ National Market as set forth below:

     Date of        Number of     Sale Price
     Sale            Shares       Per Share

     02/24/00         8,500       $27.6618
     02/28/00         6,500        27.1250
     02/29/00         5,900        27.0000
     03/01/00         5,000        28.8750

TOTAL:               25,900

                               Page 4 of 7
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Gold & Appel beneficially owns 927,750 Common Shares, (the "Gold & Appel Shares") representing approximately 7.66% of the outstanding Common Shares, based on the information contained in the Issuer's Anuual Report on Form 10-K filed with the Commission on March 27, 2000.

                  Mr. Anderson beneficially owns 11,600 Common Shares (the "Anderson Shares") representing approximately .09% of the outstanding Common Shares, based on the information contained in the Issuer's Annual Report on Form 10-Q filed with the Commission on March 27, 2000.

                  In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 28,700 Common Shares. Mr. Anderson does not have any pecuniary interest in FINDS, nor does he have the power to control the voting or disposition of the Common Shares held by FINDS, and thus he disclaims beneficial ownership of the Common Shares held by FINDS.

         (b)      Gold & Appel has the sole power to vote the Gold & Appel
                  Shares.

                  Mr. Anderson has the sole power to dispose of the Gold & Appel Shares by virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of-Attorney"), Mr. Anderson had the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the SEC by Gold & Appel and Mr. Anderson, as joint filers, with respect to the securities of Esprit Telecom Group plc, on January 27, 1998, and is incorporated herein by this reference. Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Gold & Appel Shares. Mr. Anderson, however, disclaims beneficial ownership of the Gold & Appel Shares.

                  Mr. Anderson has the sole power to vote and dispose of the Anderson Shares.

         (c) During the 60 days preceding the date of this Statement, Gold & Appel sold the Gold & Appel Shares and Mr. Anderson sold the Anderson Shares as reported in
                  Item 3 above.

          (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Gold & Appel Shares.

          (e)      Not applicable.
                           Page 5 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for the Power-of-Attorney and the Joint Filing Agreement attached to this Statement as Exhibit 7.1, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares beneficially owned by Gold &
          Appel, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.




                            Page 6 of 7 Pages
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

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     April 10, 2000

                                            Gold & Appel Transfer, S.A.,
                                            a British Virgin Islands
                                            corporation


                                         By: /s/ Walt Anderson
                                            --------------------------------
                                            Walt Anderson, Attorney-in-Fact
                                            for Gold & Appel Transfer, S.A.


                                             /s/ Walt Anderson
                                            --------------------------------
                                            Walt Anderson






                             Page 7 of 7 Pages